United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2001


                                       OR


      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                              100 CENTURYTEL DRIVE
                                MONROE, LA 71203

                          Independent Auditors' Report



The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel Security Systems, Inc. 401 (k) Plan and Trust as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel Security Systems, Inc. 401(k) Plan and Trust as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP


Shreveport, Louisiana
June 14, 2002

                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000


                                                      2001              2000
-----------------------------------------------------------------------------

PLAN ASSETS
   Investments, at fair value                    $   97,582            83,253
   Contribution receivable - participants               860             1,629
-----------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS                $   98,442            84,882
=============================================================================


See accompanying notes to financial statements.

                        CENTURYTEL SECURITY SYSTEMS, INC
                             401 (k) PLAN AND TRUST
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2001



------------------------------------------------------------------------
Additions to net assets:
Investment income (loss)
    Net depreciation in fair value of investments             $  (13,126)
    Dividends and interest                                         1,852
------------------------------------------------------------------------
       Net investment income (loss)                              (11,274)
------------------------------------------------------------------------

Contributions:
    Participants                                                  34,871
------------------------------------------------------------------------

       Total additions                                            23,597
------------------------------------------------------------------------

Deductions from net assets:
    Participant withdrawals                                       10,037
------------------------------------------------------------------------

Net increase                                                      13,560

Net assets available for benefits:
    Beginning of period                                           84,882
------------------------------------------------------------------------

    End of period                                             $   98,442
========================================================================


See accompanying notes to financial statements.

                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST
                          Notes to Financial Statements
                           December 31, 2001 and 2000


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

      Basis of Presentation

      The CenturyTel Security Systems Inc., 401(k) Plan and Trust (the Plan) was established on June 1, 1997. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

      The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      Participation

      Participation in the Plan is available to each employee of CenturyTel Security Systems, Inc. (the Company), other than those who are classified as temporary employees or employees covered under a collective bargaining agreement.

      In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, which is executed on-line or by telephone, an employee agrees to a deferral of between one percent and sixteen percent of compensation. The percentage of compensation a participant elects to defer applies to the participant's W-2 earnings. The amount of compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee. The Elective Deferral Account is self-directed.

      The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to participants' accounts (Additional Match Account). No additional match was made during 2001.

      An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408 (d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

      The interest of a participant in his Elective Deferral Account, his Rollover/Transfer Account and his Additional Match Account is fully vested and non-forfeitable at all times.

      Reports to Participants

      All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

      Distributions

      If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan may be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

      Withdrawals

      A participant who is an employee and over age 59 1/2 may make withdrawals from his vested accounts prior to meeting normal distribution requirements. In addition, a hardship withdrawal may be made from an Elective Deferral Account or a Rollover/Transfer Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, the purchase of a principal residence of the Participant, or the prevention of eviction or foreclosure from the Participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

      Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to change, suspend or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

      Loans to Participants

      The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is 50% of the account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal for the last business day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the participant's principal residence which may be for any period not to exceed fifteen years.

      Trustee

      The Trustee of the Plan, as of December 31, 2001, was T. Rowe Price Trust Company (T. Rowe Price). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

      Administration

      The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

      Investment Valuation and Income Recognition

      Investments in CenturyTel Common Stock are valued at the closing market price on December 31, 2001. Other investments in the funds, which consist of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis.

 (2)  DESCRIPTION OF THE FUNDS

      The following is a description of each of the funds which had outstanding balances and were available to Plan participants as of December 31, 2001:

      (a) Janus Overseas Fund - consists primarily of investments in foreign equity securities ($15,306 and $22,291 at December 31, 2001 and 2000, respectively).

      (b) Janus Fund - consists primarily of investments in U. S. and foreign equity securities ($15,688 and $20,970 at December 31, 2001 and 2000, respectively).

      (c) T. Rowe Price Equity Index 500 Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index ($26,970 and $24,521 at December 31, 2001 and 2000, respectively).

      (d) T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($9,424 and $10,523 at December 31, 2001 and 2000, respectively).

      (e) T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($4,529 and $3,024 at December 31, 2001 and 2000, respectively).

      (f) PIMCO Total Return Fund - consists primarily of investments in debt securities ($530 and $254 at December 31, 2001 and 2000, respectively).

      (g) CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($4,981 and $840 at December 31, 2001 and 2000, respectively).

      (h) T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($4,129 and $590 at December 31, 2001 and 2000, respectively).

      (i) BGI LifePath Income Fund - consists primarily in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) in the near future ($17 at December 31, 2001).

      (j) BGI LifePath 2010 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($10 and $1 at December 31, 2001 and 2000, respectively).

      (k) BGI LifePath 2020 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($719 and $142 at December 31, 2001 and 2000, respectively).

      (l) BGI LifePath 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($8 at December 31, 2001).

      (m) Morgan Stanley Dean Witter Small Company Growth Portfolio Fund - consists primarily of investments in equity securities of small companies ($778 and $97 at December 31, 2001 and 2000, respectively).

      (n) Loan Fund - represents loans to participants from the participants' investment accounts ($14,493 at December 31, 2001).

      Investments in Janus Overseas Fund, Janus Fund, T. Rowe Price Equity Index 500 Fund, T. Rowe Price Equity Income Fund, CenturyTel Common Stock Fund and Loan Fund were each greater than 5% of assets available for benefits at December 31, 2001.

      A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions and his contribution percentage at any time.

(3)   INCOME TAXES

      The Plan and related trust were designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter from the Internal Revenue Service has not been obtained for the Plan as currently amended and restated. A request for such was filed on February 28, 2002. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price, Janus Capital Corporation (Janus), Barclays Global Investors Funds, Inc.(Barclays), Morgan Stanley Dean Witter Investment Management Inc.(Morgan Stanley) or Pacific Investment Management Company (PIMCO).
      T. Rowe Price is the Trustee as defined by the Plan. Therefore, T. Rowe Price, Janus, Barclays, Morgan Stanley and PIMCO qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price for trustee, record keeping and other services amounted to $7,160 for the year ended December 31, 2001.

(5)   CONCENTRATION OF INVESTMENTS

      Substantially all of the assets available for benefits were invested in mutual funds managed by T. Rowe Price, Janus, Barclays, Morgan Stanley or PIMCO. The remaining assest available for benefits were invested in CenturyTel Common Stock.

(6)   SUBSEQUENT EVENTS

      On January 1, 2002, the individual participant maximum elective salary deferral was increased to twenty-five percent from sixteen percent; however, the total amount contributed to the Plan cannot exceed $11,000 for 2002.

      Effective June 3, 2002, participants age 50 years or older are allowed to make an additional contribution to the Plan each year in excess of the otherwise prescribed limits. The amount of the allowable additional contribution for a participant in 2002 is $1,000; this amount will increase by $1,000 each year to a maximum of $5,000 in 2006 (which will thereafter be adjusted for inflation).

                        CENTURYTEL SECURITY SYSTEMS, INC.
                             401 (k) PLAN AND TRUST

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001


 Identity of issuer, borrower,                                                             Current
       lessor or similar party                     Description of Investment                   Value
----------------------------------------------------------------------------------------------------------------

Investment in CenturyTel Common Stock              152  shares at $32.80 per share      $       4,981     (Note 1)
Loan Fund (interest rates ranged from
   7.75% to 9.0%)                                    -                                         14,493     (Note 1)

Investment in Mutual Funds for
    Qualified Employee Benefit Plans
      Managed by Janus:
       Janus Overseas Fund                         754  shares at $20.30 per share             15,306     (Note 1)
       Janus Fund                                  638  shares at $24.60 per share             15,688     (Note 1)
Investment in Mutual Funds for
    Qualified Employee Benefit Plans
      Managed by T. Rowe Price:
       Equity Income Fund                          398  shares at $23.65 per share              9,424     (Note 1)
       Equity Index 500 Fund                       875  shares at $30.84 per share             26,970     (Note 1)
       Mid-Cap Growth Fund                         105  shares at $39.40 per share              4,129
       Summit Cash Reserves  Fund                4,529  shares at $1.00 per share               4,529
Investments in Mutual Funds for
    Qualified Employee Benefit Plans
    Managed by PIMCO:
       PIMCO  Total Return Fund                     51  shares at $10.46 per share                530
Investments in Mutual Funds for
    Qualified Employee Benefit Plans
    Managed by Barclays:
       LifePath Income Fund                          2  shares at $10.69 per share                 17
       LifePath 2010 Fund                            1  shares at $12.04 per share                 10
       LifePath 2020 Fund                           52  shares at $13.83 per share                719
       LifePath 2030 Fund                            1  shares at $14.06 per share                  8
Investments in Mutual Funds for
    Qualified Employee Benefit Plans
    Managed by Morgan Stanley:
       Small Company Growth Portfolio Fund          83  shares at $9.36 per share                 778
----------------------------------------------------------------------------------------------------------------

                                                                                        $      97,582
================================================================================================================

T. Rowe Price, Janus, PIMCO, Barclays and Morgan Stanley are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes: (1) These investments are greater than 5% of assets available for benefits.

       (2) Information on cost of investments is excluded as all investments are participant directed.

                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on it behalf by the undersigned thereunto duly authorized.


                                  CenturyTel Security Systems, Inc.
                                  401 (k) Plan and Trust


June 28, 2002                     /s/ R. Stewart Ewing, Jr.
                                  -------------------------
                                  R. Stewart Ewing, Jr.
                                  Retirement Committee Member and
                                  Executive Officer of Issuer of Plan Securities

                        CENTURYTEL SECURITY SYSTEMS, INC.
                              401(K) PLAN AND TRUST

                                Index to Exhibit



      Exhibit
      Number
------------------------------------------------------------------------------

      23.1       Independent Auditors' Consent

